

VIA FACSIMILE AND U.S. MAIL

March 12, 2008

Chong Hui Zhao
Chief Executive Officer and Chief Financial Officer
Hutton Holdings Corporation
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

> **RE:** **Hutton Holdings Corporation**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2007**
> **File No. 0-51724**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

General

1. It appears that you are no longer a shell company as a result of consummating the Agreement for Share Exchange with China Valley Development Limited (CVDL) on August 27, 2007. If so, please file an Item 5.06 Form 8-K to indicate that your shell company status has changed. In this regard, we note that CVDL acquired Guozhu Holdings Limited (Guozhu) on August 16, 2007 and that Guozhu appears to be CVDL's predecessor with significant operations.

Financial Statements

General

2. We note that CVDL is deemed to be the accounting acquirer in Hutton Holdings
    Corp's August 27, 2007 Agreement for Share Exchange and as such CVDL's
    historical financial statements have been reflected as the registrant's historical
    financial statements in the Form 10-Q for the nine months ended September 30,
    2007. We further note that on August 24, 2007, CVDL acquired 100% of the
    equity interest in Guozhu. Given Guozhu's substantial operations, it appears that
    Guozhu is the predecessor to CVDL. We therefore remind you that when you file
    your audited financial statements in your Form 10K for the year ended December
    31, 2007 you are also required to file audited interim financial information of
    Guozhu prior to its acquisition by CVDL such that there is no lapse in audited
    periods.

Consolidated Balance Sheet, page 3

3. Your balance sheet shows an amount due from a director for $1.2 million. Please
    tell us when this loan was made and what consideration you gave to Section
    402(a) of Sarbanes-Oxley Act which prohibits most personal loans to officers and
    directors.

Statements of Comprehensive Income, page 4

4. Please disclose the components of "other income" in your statement of
    comprehensive income for the three and nine months ended September 30, 2007.

5. Please revise your earnings per share to retroactively reflect the recapitalized
    structure of CVDL. In this regard, we believe that the equity of Hutton Holdings
    Corp prior to the merger date should be restated such that the number of shares
    outstanding immediately prior to the merger equals the 29,750,000 common
    shares and 5,000,000 preferred shares received by CVDL in the merger. Please be
    advised that all share and per share disclosures throughout the filing should be
    retroactively restated for the August 2007 recapitalization in a manner similar to a
    stock split.

Statement of Cash Flows, page 5

6. Please revise your statement of cash flows to include changes in your "amount
    due from a director, amount due to director, and amount due to a related party" in
    cash flows from financing activities instead of cash flows from operating
    activities in accordance with paragraph 18 of SFAS 95.

7. Your statement of cash flows indicates that the effect of foreign exchange rate changes was $774,974. Please tell us how you determined that the effect of exchange rate changes on cash balances held in foreign currencies is equal to your "gain on foreign exchange translation." Foreign exchange translation results from the process of translating your financial statements into the reporting currency, whereas the effects of exchange rate changes on cash relates specifically to the effects on cash balances held in foreign currencies. Refer to paragraph 25 of SFAS 95 and paragraph 13 of SFAS 52.

Note 2 – Principles of Consolidating and Business Combinations, page 6

Business Combinations and Acquisitions, page 6

8. It is unclear whether the reverse acquisition is properly reflected in your stockholders' equity. Please confirm that your accounting comports with the following bullet points and revise your stockholders' equity and note 2 to clearly reflect the appropriate accounting:

   • Prior to the date of the reverse acquisition the historical financial statements are required to be those of CVDL (the accounting acquirer) and should only include the historical results and operations of CVDL;

   • The historical financial statements (CVDL) are required to reflect the shares issued by Hutton Holding Corp "to acquire" CVDL as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes.

   • The historical financial statements (CVDL) are required to reflect the reverse acquisition of Hutton Holdings Corp (the accounting acquiree) on the acquisition date. We believe that the acquisition date is the date on which Hutton Holdings Corp issued its shares to CVDL. On the acquisition date, Hutton Holdings Corp's outstanding shares should be reflected as being issued by CVDL to acquire Hutton Holdings Corp. Since Hutton Holdings Corp had limited assets and operations, it appears to us that the shares issued to acquire Hutton Holdings Corp should be recorded at Hutton Holdings Corp's net book value.

   • Subsequent to the date of the reverse acquisition the historical financial statements are required to be those of CVDL (the accounting acquirer) and Hutton Holdings Corp (the accounting acquiree) on a consolidated basis.

9. Expand your disclosures to more fully discuss CVDL's August 16, 2007 acquisition of Guozhu. Ensure those disclosures include the information required by paragraph 58 of SFAS 141.

Note 3 – Summary of Significant Accounting Policies, page 6
(l) Earnings Per Share, page 8

10. You indicate that as of September 30, 2007 the Series A Convertible Preferred Stock were not considered as dilutive in nature as of September 30, 2007. Please more fully explain this statement in light of the fact that you had net income for the three and nine months ended September 30, 2007 or revise your diluted earnings per share computations accordingly.

Note 15 – Preferred Stock, page 11

11. Please disclose the terms of the convertible preferred stock including but not limited to dividend rate, voting rights, liquidation preference, redemption provisions, conversion features and conversion restrictions, as applicable. Please discuss what consideration you gave to EITF 98-5 regarding the conversion feature of your convertible preferred stock.

Form 8-K/A Filed on November 7, 2007

General

12. We note that CVDL was considered to be a development stage company as of June 30, 2007. We further note that on August 24, 2007, CVDL acquired 100% of the equity interest Guozhu, a holding company with substantive operations. As such, it appears that Guozhu is the predecessor to CVDL. We also note that Hutton Holding Corporation's August 27, 2007 acquisition of CVDL has been reflected as a reverse acquisition, with the CVDL's historical financial statements reflected as the accounting acquirer. Given Guozhu's status of predecessor to CVDL, it appears that you must provide audited and interim financial statements for Guozhu in the form and content and for the periods required by Rule 8-01 of Regulation S-X as well as the related Management's Discussion and Analysis as required by Item 303 of Regulation S-K. Refer to Item 1-02(f) of Form 8-K and ensure that you provide all the information that would be required if the CVDL was filing a general form for registration of securities on Form 10 under the Exchange Act.

Unaudited Pro Forma Combined Financial Statements, page F-15
Unaudited Pro Forma Combined Consolidated Balance Sheet December 31, 2006, page F-16

13. Please remove your pro forma balance sheet as of December 31, 2006 as you should only provide a balance sheet as of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01. Refer to Rule 11-02(c)(1) of Regulation S-X.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2006, page F-17

14. Please revise your statement of operations to include historical basic and diluted per share information and pro forma basic and diluted per share data on the face of the pro forma statement of operations for all periods presented. Please also present the number of shares used to compute per share data. See 11.02(b)(7) of Regulation S-X.

Note 1 Basis of Presentation, page F-20

15. Please revise your pro forma financial information to include the historical financial information of Guozhu, the predecessor of CVDL.

Note 3 Consolidating Entries, page F-20

16. Your consolidating entries should be referenced to footnotes which clearly explain the assumptions involved. Your current explanations do not explain clearly what the pro forma adjustments mean and how they are calculated. Please revise your notes to clearly explain the components of each entry and how these amounts were calculated. Please revise your notes to reflect gross amounts instead of net amounts within a specific line item. An investor should be able to clearly determine how your adjustments were calculated and what each adjustment represents. For example, please more fully explain the pro forma adjustments 4 and 5. Separately disclose and discuss each item identified in pro forma adjustment 4. Also provide a footnote discussion for the $496.9 million accumulated deficit adjustment you have labeled pro forma adjustment 5.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief